CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the interim consolidated financial statements for the three-month periods ended March 31, 2008 and March 31, 2007, and the audited annual consolidated financial statements for the year ended December 31, 2007.

Effective January 1, 2008 the Company renamed its specialty paper segment to “Specialty Printing Papers” to better reflect the nature of the Company’s specialty printing paper products. The segment financial information has not been impacted.

Throughout this discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses, EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items, and free cash flow.  Management believes these measures are useful to evaluate the performance of the Company and its business segments.  As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  The definition, calculation, and reconciliation of these non-GAAP measures is provided in Section 7: “Non-GAAP Measures”.

In accordance with industry practice, in this MD&A, the term “tonne” or the symbol “MT” refers to a metric tonne and the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”.  The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at April 29, 2008, which is the date of filing in conjunction with the Company’s press release announcing its results for the first quarter of 2008.  Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements.  Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future, including future cost savings, performance improvements, capital expenditures, demand for the Company’s products, product prices, strength of markets, achievement of synergies, availability of fibre and curtailment of operations.  These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain performance improvements and cost savings from its cost reduction initiatives and synergies from its Snowflake acquisition, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, developments arising from labour negotiations, the implementation of environmental legislation requiring capital for operational changes, the Company’s ability to obtain financing and other factors beyond the Company’s control.  Additional information concerning these and other factors can be found in Section 11 of this MD&A under the heading "Risks and Uncertainties".  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1.0	OVERVIEW AND HIGHLIGHTS

1.1	First quarter overview

General Overview
The impact of price increases in most of the Company’s paper products continued to gain momentum in the first quarter of 2008 (“Q1”).  However challenging conditions in the U.S. housing market led to an increased number of sawmill curtailments during the quarter in response to related weak lumber market fundamentals.  This resulted in ongoing fibre shortages and therefore the Company continued to take production curtailment which had a negative impact on the Q1 results.

Financial performance
The Company recorded a net loss of $37.4 million and a net loss before specific items of $21.8 million in Q1, compared to net earnings of $12.4 million and a net loss before specific items of $20.9 million in quarter four (“Q4”), 2007.  EBITDA was $12.1 million, compared to $15.1 million in Q4, 2007.  The Company’s Q1, 2008 EBITDA included restructuring costs of $14.6 million, compared to restructuring, change-of-control, and United Steelworkers (“USW”) strike costs in Q4, 2007 of $13.7 million.  EBITDA before specific items was $26.7 million, compared to $28.8 million in Q4, 2007.

Production curtailment
Due to a fibre supply shortage, the curtailment of the Elk Falls paper machine No.1 (“E1”) throughout Q1, 2008, combined with the delayed start-up of Elk’s paper machine No. 2 and No. 5 ("E5") by two and six days, respectively, in January, reduced paper production in Elk Falls by approximately 42,500 tonnes in the quarter.  In addition, the Company also curtailed the Elk Falls pulp mill for 25 days and the Elk Falls No. 4 white top linerboard machine for 22 days in the quarter, reducing Q1 pulp production by approximately 22,200 tonnes.  Also impacting the Company’s production in Q1 was the continued idling of the Port Alberni No. 4 paper machine (“A4”) throughout the quarter, pending the re-start of this machine in May 2008.

Restart of the A4 paper machine
In February 2008, the Company announced a new labour agreement at the Port Alberni mill.  As a result of this new labour agreement the A4 paper machine will restart May 1st.  A $12 million capital upgrade to the thermo-mechanical pulp (“TMP”) facility will be completed over one year and will allow the replacement of recycled pulp by lower cost TMP.  Restructuring costs, primarily early retirement and severance packages related to the new labour agreement, were $14.6 million, all of which were incurred in Q1.

Snowflake mill acquisition
During the quarter the Company entered into a definitive agreement with AbitibiBowater to acquire its Snowflake, Arizona (“Snowflake”)  recycled newsprint mill for cash consideration of US$161 million, before working capital adjustments.   The transaction closed subsequent to the quarter-end on April 10, 2008.  The acquisition was financed through a combination of a $125 million rights offering, which closed on April 9, 2008, and a draw on the Company’s revolving credit facility.

Product demand and pricing
Market conditions for the majority of the Company’s specialty printing paper grades improved in Q1.  Transaction prices for coated mechanical improved due to increased demand compared to the same quarter last year, and tight supply.  Uncoated mechanical markets strengthened due to increased demand for high-gloss and standard grades and tight supply.  Transaction prices moved up during the quarter and the average soft-calendered A grade (“SC-A”) benchmark price was 5.8% higher quarter-over-quarter.  Directory paper demand decreased slightly, and pricing was in line with 2007 reflecting annual contract prices.

North American newsprint demand continued to decline with consumption down compared to Q4, 2007.  However recent North American mill closures led to higher operating rates and prices improved during the quarter as three consecutive US$20 per tonne price increases were implemented during Q1, 2008.

Positive price momentum for Northern Bleached Softwood Kraft (“NBSK”) pulp continued into Q1, 2008 as the Northern Europe benchmark price rose to US$880 per tonne.  For linerboard markets, supply and demand remained in balance and the average white top linerboard benchmark price was in line with the previous quarter at US$720 per ton.

Liquidity
The Company’s available liquidity was $221 million at the end of Q1, compared to $241 million at the end of 2007, reflecting an increase in drawing of the Company’s revolver primarily as a result of higher working capital.

1.2	Selected annual financial information

(In millions of dollars, except where otherwise stated)
	2008	2007
	Q1	TOTAL	Q4	Q3	Q2	Q1
Sales	$399.5	$1,714.6	$381.0	$413.7	$441.8	$478.1
Operating earnings (loss)	(29.6)	(149.4)	(27.7)	(44.3)	(46.7)	(30.7)
EBITDA [1]	12.1	27.0	15.1	(0.3)	(1.9)	14.1
– before specific items [1]	26.7	116.7	28.8	37.4	17.4	33.1
Net earnings (loss)	(37.4)	(31.6)	12.4	(18.6)	0.2	(25.6)
– before specific items [1]	(21.8)	(89.3)	(20.9)	(16.9)	(31.8)	(19.7)
EBITDA margin [1,2]	3.0%	1.6%	4.0%	(0.1%)	(0.4%)	2.9%
– before specific items [1,2]	6.7%	6.5%	6.6%	8.5%	3.9%	6.9%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.17)	$(0.15)	$0.06	$(0.09)	$0.00	$(0.12)
– before specific items (in dollars) – basic and diluted [1]	(0.10)	(0.42)	(0.10)	(0.08)	(0.15)	(0.09)
Sales (000 tonnes)
Specialty printing papers	268.5	1,054.8	279.3	261.1	259.2	255.2
Newsprint	81.8	496.3	70.7	119.8	157.1	148.7
Total paper	350.3	1,551.1	350.0	380.9	416.3	403.9
Pulp	145.4	603.2	136.1	151.8	147.4	167.9
Total sales	495.7	2,154.3	486.1	532.7	563.7	571.8
Production (000 tonnes)
Specialty printing papers	268.4	1,055.4	265.8	262.6	270.4	256.6
Newsprint	83.0	472.8	60.9	110.9	148.9	152.1
Total paper	351.4	1,528.2	326.7	373.5	419.3	408.7
Pulp	140.0	601.8	144.7	143.2	157.1	156.8
Total production	491.4	2,130.0	471.4	516.7	576.4	565.5
US$/CDN$ foreign exchange
Average spot rate [3]	0.996	0.930	1.019	0.957	0.911	0.854
Period-end spot rate [4]	0.973	1.012	1.012	1.004	0.940	0.867
Effective rate [5]	0.967	0.917	0.970	0.935	0.916	0.860
Common shares (millions)
At period-end	214.7	214.7	214.7	214.7	214.7	214.6
Weighted average	214.7	214.7	214.7	214.7	214.7	214.6

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
4	Period-end spot rate is the Bank of Canada noon spot rate.
5
Effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of US$-denominated working capital at period opening and closing rates.  See Section 6, “Summary of Quarterly Results” for further details.

1.3	Overview of the business

Catalyst is a leading producer of specialty printing papers and newsprint in North America.  The Company also produces market kraft pulp and white top linerboard (previously referred to as containerboard) and owns Western Canada’s largest paper recycling facility.  With five mills, including its Coquitlam paper recycling facility,   located within a 160-kilometre radius on the south coast of British Columbia (“B.C.”), Canada and one mill located in Snowflake, Arizona, U.S. as of April 10, 2008, Catalyst has a combined annual capacity of 2,778,000 tonnes of product.  The Company is headquartered in Richmond, B.C.

The Company is the largest producer of specialty printing papers and newsprint in Western North America.  Catalyst’s specialty printing papers include lightweight coated, uncoated mechanical papers (soft-calendered and machine-finished hi-brites and super-brites) and directory paper.  The Company is one of the largest producers of directory paper in the world and the only producer of lightweight coated paper in Western North America.

The Company’s business is comprised of three business segments: specialty printing papers, newsprint, and pulp.

The chart below illustrates the annual 2008 production capacity of the Company’s principal paper and pulp products by mill:

CAPACITY BY MILL LOCATION AND PRODUCT LINE
			Specialty printing papers					Newsprint		Pulp
Mill location	Number of Paper machines		Uncoated mechanical		Lightweight coated	Directory		Newsprint		Market pulp	White top linerboard
Crofton, B.C.	3		-		-	246,000		150,000		343,000	–
Elk Falls, B.C.	3		153,000		-	-		373,000		200,000	131,000
Port Alberni, B.C.	2	[2]	-		231,000	106,000		-		-	-
Powell River, B.C.	3		387,000		-	-		83,000		-	-
Snowflake, Arizona[3]	2		-		-	-		375,000	[3]	-	-
Total capacity (tonnes)			540,000	[1]	231,000	352,000	[1]	981,000	[1,2,3]	543,000	131,000

1	Capacities expressed in the above table can vary as the Company is able to switch production between products - particularly newsprint, directory and machine-finished uncoated grades.
2
The Company indefinitely curtailed A4, effective September 1, 2007, displacing the equivalent of 134,000 tonnes of the Company’s annual newsprint production. The capacity and number of machines noted in the table above have not been adjusted to reflect this indefinite curtailment.  The Company expects to restart the A4 paper machine in May 2008.

3	The above capacities have been adjusted to include annual production at the Snowflake mill.

1.4	Strategy Update

Overview
The Company’s long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of mechanical printing paper.  The Company is focused on reducing manufacturing costs and on optimizing its brands and customer base to take advantage of market conditions.

Snowflake mill acquisition
The acquisition of the Snowflake mill, announced in February 2008 and completed on April 10, 2008, provides the Company with 375,000 tonnes of recycled newsprint capacity.  This low-cost mill will provide geographic, fibre and currency diversification, and expansion into one of North America’s fastest growing population regions.  The Company expects to generate annual synergies of approximately US$10 million through increased scale, which is expected to provide overall cost reductions in purchasing, sales, marketing and other services, and the optimization of product distribution networks.

1.5	Consolidated results of operations

Three months ended March 31, 2008 compared to the three months ended December 31, 2007

Sales
Sales in Q1, 2008, increased $18.5 million, or 4.9%, compared to Q4.  Higher average transaction prices across the majority of the Company’s paper and pulp products, higher sales volumes, and a slightly weaker Canadian dollar were the primary drivers of the increase.

EBITDA and EBITDA before specific items

($ millions)	EBITDA [1]	EBITDA before Specific Items [1,3]
Q4, 2007	$15.1	$28.8
Paper prices	11.6	11.6
Pulp prices	1.0	1.0
Impact of Canadian dollar on sales, net of hedging [2]	1.2	1.2
Production volume and mix	3.4	(14.1)
Distribution costs	(2.5)	(2.5)
Fibre mix and costs	(4.1)	(4.7)
Steam costs	(1.9)	(2.7)
Restructuring costs	(12.6)	–
Other, net	0.9	8.1
Q1, 2008	$12.1	$26.7

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 7, “Non-GAAP Measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period to period is $0.9 million.
3	Specific items in Q4, 2007 included the impact of the USW strike of $11.7 million. This impact has been attributed to the relevant line items in the reconciliation above.

Operating earnings (loss)
The Company’s operating loss increased $1.9 million in Q1, compared to Q4, 2007.  The increase in operating loss was primarily related to $3.0 million in lower EBITDA.

Net earnings (loss)
Net loss in Q1, 2008 of $37.4 million ($0.17 per common share) increased compared to net earnings of $12.4 million ($0.06 per common share) in Q4, 2007.  The increase in net loss was largely due to lower income tax recoveries of $26.4 million in Q1 and an after-tax foreign exchange loss of $14.1 million on long-term debt in Q1, 2008 compared to a gain of $7.4 million in Q4, 2007.  Net loss before specific items of $21.8 million ($0.10 per common share) increased by $0.9 million from net loss before specific items of $20.9 million ($0.10 per common share) in Q4, 2007.  Refer to Section 7, “Non-GAAP Measures” for details on net earnings (loss) before specific items.

Three months ended March 31, 2008 compared to the three months ended March 31, 2007

Sales
Sales in Q1, 2008 decreased $78.6 million, or 16.4%, compared to Q1, 2007.  Lower sales volumes for the Company’s newsprint and pulp products due to fibre related curtailment coupled with the stronger Canadian dollar, more than offset improved average transaction prices for the Company’s specialty printing paper grades and pulp products.

EBITDA and EBITDA before specific items

($ millions)	EBITDA [1]	EBITDA before Specific Items [1]
Q1, 2007	$14.1	$33.1
Paper prices	9.0	9.0
Pulp prices	11.4	11.4
Impact of Canadian dollar on sales, net of hedging [2]	(44.7)	(44.7)
Production volume and mix	(14.1)	(14.1)
Distribution costs	2.4	2.4
Fibre mix and costs	(3.3)	(3.3)
Steam costs	(1.2)	(1.2)
Labour costs	14.5	14.5
Maintenance	12.5	12.5
Selling, general and administrative costs	4.0	4.0
Restructuring costs	4.4	-
Other, net	3.1	3.1
Q1, 2008	$12.1	$26.7

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 7, “Non-GAAP Measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period to period is negative $28.9 million.

Operating earnings (loss)
The Company’s operating loss improved by $1.1 million in Q1, compared to Q1, 2007.  The slight decrease in operating loss was related to lower amortization which was partly offset by lower EBITDA.

Net earnings (loss)
Net loss in Q1, 2008 of $37.4 million ($0.17 per common share) increased by $11.8 million compared to a net loss of $25.6 million ($0.12 per common share) in Q1, 2007. This increase in net loss was due to an after-tax loss of $14.1 million on long-term debt in Q1, 2008 compared to an after-tax gain of $6.6 million in Q1, 2007, offset by tax recovery of $8.6 million in Q1, 2008.  Net loss before specific items of $21.8 million ($0.10 per common share) increased by $2.1 million from net loss before specific items of $19.7 million ($0.09 per common share) in Q1, 2007.  Refer to Section 7, “Non-GAAP Measures” for details on net earnings (loss) before specific items.

2.0	SEGMENTED RESULTS

2.1	Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2008	2007
	Q1	TOTAL	Q4	Q3	Q2	Q1
Sales	$235.0	$919.6	$234.3	$222.1	$225.1	$238.1
EBITDA [1]	14.5	26.2	12.5	-	4.1	9.6
– before specific items [1]	25.5	73.4	16.1	17.6	17.0	22.7
Operating earnings (loss)	(10.0)	(75.1)	(13.5)	(26.3)	(21.1)	(14.2)
EBITDA margin [1,2]	6.2%	2.8%	5.3%	0.0%	1.8%	4.0%
– before specific items [1,2]	10.9%	8.0%	6.9%	8.0%	7.6%	9.5%
Sales (000 tonnes)	268.5	1,054.8	279.3	261.1	259.2	255.2
Production (000 tonnes)	268.4	1,055.4	265.8	262.6	270.4	256.6
Curtailment (000 tonnes) [3]	0.9	7.2	4.0	3.2	-	-
Average sales revenue per tonne	$875	$872	$839	$850	$868	$933
Average delivered cash costs per tonne [4]	821	847	794	849	852	896
– before specific items [1]	780	802	783	781	802	845
Benchmark prices
SC-A paper, 35 lb. (US$/ton) [5]	815	753	770	745	745	752
LWC paper, No. 5, 40 lb. (US$/ton) [5]	910	786	848	782	748	767
Telephone directory paper, 22.1 lb. (US$/ton) [5]	745	740	740	740	740	740

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to lack of fibre availability in 2008.
4
Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, selling, general and administration (“SG&A”) costs, and restructuring and change-of-control costs.

5	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

2.1.1	Segment overview

Specialty printing paper markets strengthened in Q1, 2008.  Coated mechanical demand increased 3.9% in Q1 year-over-year.  Supply in the coated mechanical market remained tight and the US$60 per ton price increase announced for December 1, 2007 was largely implemented during the quarter.  The Q1, 2008 average LWC benchmark price was US$910, an increase of US$62 per ton, or 7.3% from Q4, 2007.  Compared to Q1, 2007, the average benchmark price was up US$143 per ton, or 18.6%.

Uncoated mechanical (high-gloss, standard, and lightweight) demand was up compared to the same quarter last year, in part due to grade switching from coated to SC-A paper grades.  Demand for high-gloss grades increased 5.3% year-over-year in Q1 compared to the same quarter last year, while standard uncoated mechanical grade demand increased 9.8% in Q1 year-over-year as some customers switched from SC-A to standard grades.  The December 1, 2007, US$60 per ton price increase for soft calendered (“SC”) grades was largely implemented during Q1, 2008, and the January 1, 2008 US$60 per ton price increase for standard high-bright grades was partially implemented in the quarter.  The average benchmark price for SC-A in Q1, 2008 was US$815 per ton, an increase of US$45 per ton, or 5.8%, from Q4, 2007 and a US$63 per ton, or 8.4% increase from the same quarter last year.

North American directory demand was down 8.0% in Q1 year-over-year.  Demand was down due to page count reductions and distribution cut backs as well as books being moved to the 2nd half of the year.  The average benchmark price for Q1, 2008 was US$745 per ton, which was broadly in line with 2007 benchmark prices.

2.1.2	Operational performance

Three months ended March 31, 2008 compared to three months ended March 31, 2007

The specialty printing papers segment operating loss improved $4.2 million compared to Q1, 2007.  EBITDA and EBITDA before specific items improved $4.9 million and $2.8 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on EBITDA before specific items.

Sales volume increased 13,300 tonnes from Q1, 2007. The increase was seen primarily in uncoated mechanical paper as machine capacity was switched to high-brights from newsprint. Average sales revenue decreased by $58 per tonne as the stronger Canadian dollar more than offset increased transaction prices across coated and uncoated paper grades.

Average delivered cash costs improved $75 per tonne from the comparative period in 2007.  This was primarily due to lower restructuring costs, distribution costs, labour costs due to workforce reductions during 2007, and maintenance costs.  Before the impact of specific items, average delivered cash costs were $780 per tonne, a decrease of $65 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

2.2	Newsprint

(In millions of dollars, except where otherwise stated)
	2008	2007
	Q1	TOTAL	Q4	Q3	Q2	Q1
Sales	$53.7	$338.0	$44.2	$77.8	$106.7	$109.3
EBITDA [1]	(4.8)	(23.7)	(8.3)	(8.1)	(4.2)	(3.1)
– before specific items [1]	(1.2)	(4.4)	(4.4)	(0.4)	(0.2)	0.6
Operating earnings (loss)	(12.0)	(56.9)	(14.5)	(15.6)	(13.5)	(13.3)
EBITDA margin [1,2]	(8.9%)	(7.0%)	(18.8%)	(10.4%)	(3.9%)	(2.8%)
– before specific items [1,2]	(2.2%)	(1.2%)	(5.5%)	(0.8%)	0.0%	0.0%
Sales (000 tonnes)	81.8	496.3	70.7	119.8	157.1	148.7
Production (000 tonnes)	83.0	472.8	60.9	110.9	148.9	152.1
Curtailment (000 tonnes) [3]	41.6	98.9	65.8	33.1	-	-
Average sales revenue per tonne	$657	$681	$625	$650	$679	$735
Average delivered cash costs per tonne [4]	716	729	742	720	706	756
– before specific items [1]	671	674	636	646	681	731
Benchmark prices
Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [5]	613	579	565	561	584	606

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to lack of fibre availability in 2008.
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
5	Benchmark selling prices are sourced from RISI.

2.2.2	Segment overview

U.S. newsprint consumption continued to trend downward, decreasing 11.1% in Q1 compared to the same quarter last year.  However, the upward trend on prices that began in late 2007 continued into Q1, 2008.  The average newsprint benchmark price in Q1, 2008 was US$613 per tonne, up US$48 per tonne, or 8.5%, from Q4, 2007. Compared to Q1, 2007, the average benchmark price was higher by US$7 per tonne, or 1.2%.

As a result of fibre shortages the Company continued its curtailment of its E1 newsprint machine during the quarter.  This combined with the delayed start-up in January of the Christmas shutdown on E5 resulted in approximately 41,600 tonnes of production lost in Q1, 2008.

The Company’s A4 paper machine, which was indefinitely curtailed on September 1, 2007, remained idled during Q1, 2008.  Management estimates this reduced the Company’s newsprint production by approximately 33,500 tonnes in the quarter.  As this was an indefinite curtailment related to profitability of the machine, the reduced production is not included in the curtailment numbers shown in the above table.

2.2.3	Operational performance

Three months ended March 31, 2008 compared to three months ended March 31, 2007

The newsprint segment operating loss improved $1.3 million in Q1, 2008 compared to Q1, 2007.  EBITDA and EBITDA before specific items declined $1.7 million and $1.8 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on EBITDA before specific items.

Sales volume decreased 66,900 tonnes, or 45.0%, from the previous year, primarily due to the indefinite closure of the A4 paper machine in September 2007 and the curtailment of the E1 paper machine related to fibre shortages.  In addition, the Company continued to switch capacity to uncoated mechanical grades from newsprint versus Q1, 2007.  Average sales revenue decreased $78 per tonne compared to the same quarter last year, largely due to the negative impact of the stronger Canadian dollar.

Average delivered cash costs improved $40 per tonne from the previous year.  Lower labour costs due to workforce reductions during 2007 more than outweighed higher fixed costs per tonne due to production downtime in Q1, 2008.  Before the impact of specific items, average delivered cash costs were $671 per tonne, a decrease of $60 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

2.3	Pulp

(In millions of dollars, except where otherwise stated)
	2008	2007
	Q1	TOTAL	Q4	Q3	Q2	Q1
Sales	$110.8	$457.0	$102.5	$113.8	$110.0	$130.7
EBITDA [1]	2.4	24.5	10.9	7.8	(1.8)	7.6
– before specific items [1]	2.4	47.7	17.1	20.2	0.6	9.8
Operating earnings (loss)	(7.6)	(17.4)	0.3	(2.4)	(12.1)	(3.2)
EBITDA margin [1,2]	2.2%	5.4%	10.6%	6.9%	(1.6%)	5.8%
– before specific items [1,2]	2.2%	9.8%	14.2%	16.2%	0.5%	7.5%
Sales (000 tonnes)	145.4	603.2	136.1	151.8	147.4	167.9
Production (000 tonnes)	140.0	601.8	144.7	143.2	157.1	156.8
Curtailment (000 tonnes) [3]	22.2	54.7	26.8	27.9	-	-
Average sales revenue per tonne	$762	$757	$753	$750	$746	$778
Average delivered cash costs per tonne [4]	746	717	672	699	759	732
– before specific items [1]	746	679	637	622	743	719
NBSK pulp, Northern Europe delivery (US$/tonne) [5]	880	800	850	810	783	757
White top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [5]	720	697	720	707	680	680

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to lack of fibre availability in 2008.
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
5	Benchmark selling prices are sourced from RISI.

2.3.2	Segment overview

Pulp shipments increased 6.1% in Q1 year-over-year.  Positive price momentum during 2007 for NBSK pulp continued into Q1, 2008.  The average Northern Europe NBSK benchmark price in Q1, 2008 was US$880 per tonne, up US$30 per tonne, or 3.5%, from Q4, 2007.  Compared to Q1, 2007, the average benchmark price increased US$123 per tonne, or 16.2%.

In Q1, linerboard markets remained balanced with low inventory levels, despite slightly lower box shipments. The average white top linerboard benchmark price in Q1, 2008 was unchanged compared to Q4, 2007 at US$720 per ton.  Compared to Q1, 2007, the average benchmark price increased US$40 per ton, or 5.9%.

As a result of fibre shortages, the Company temporarily curtailed its Elk Falls pulp mill for 25 days and white top linerboard machine for 22 days in Q1.  As a result of this curtailment, management estimates pulp and white top linerboard production were reduced by approximately 22,200 tonnes during the quarter.

2.3.3	Operational performance

Three months ended March 31, 2008 compared to three months ended March 31, 2007

The pulp segment operating loss increased $4.4 million compared to Q1, 2007.  EBITDA, and EBITDA before specific items declined $5.2 million and $7.4 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on EBITDA before specific items.

Sales volume decreased 22,500 tonnes, primarily due to the fibre shortage related curtailment at the Elk Falls mill in the quarter.  Average sales revenue decreased $16 per tonne as the stronger Canadian dollar more than offset higher transaction prices.

Average delivered cash costs increased $14 per tonne from the same quarter last year.  The impact of lower restructuring costs, labour savings due to workforce reductions during 2007 and lower maintenance spending was more than offset by higher fixed costs per tonne due to production downtime in Q1, 2008.  Before the impact of specific items, average delivered cash costs were $746 per tonne, an increase of $27 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

3.0	LIQUIDITY AND CAPITAL RESOURCES

Selected financial information

(In millions of dollars, except where otherwise stated)
	2008	2007
	Q1	TOTAL	Q4	Q3	Q2	Q1
Cash flows (used) provided by operations before changes in non-cash operating working capital	$9.7	$(52.8)	$3.1	$(18.1)	$(29.2)	$(8.6)
Changes in non-cash working capital	(24.5)	50.1	30.4	(15.8)	25.9	9.6
Cash flows (used) provided by
Operations	(14.8)	(2.7)	33.5	(33.9)	(3.3)	1.0
Investing activities	(10.4)	(83.7)	(17.8)	(23.7)	(22.2)	(20.0)
Financing activities	25.2	50.9	(15.7)	57.6	9.0	-
Capital spending	5.5	85.8	17.5	25.0	23.0	20.3
Amortization	41.7	176.4	42.8	44.0	44.8	44.8
Capital spending as % of amortization	13%	49%	41%	57%	51%	45%
Total debt to total capitalization [1,2]	47%	44%	44%	45%	44%	46%
Net debt to net capitalization [3,4]	47%	44%	44%	45%	44%	46%
Net debt to LTM EBITDA before specific items [3,5,6]	7.6	6.7	6.7	5.9	4.9	4.2
EBITDA before specific items to interest [5]	1.6	1.7	1.9	2.0	0.9	1.8

1	Total debt comprises long-term debt, including current portion.
2	Total capitalization comprises total debt and shareholders’ equity.
3	Net debt comprises total debt, less cash on hand.
4	Net capitalization comprises net debt and shareholders’ equity.
5	EBITDA before specific items is a non-GAAP measure. Refer to Section 7, “Non-GAAP measures” for further details.
6	LTM = last twelve months

The Company’s principal cash requirements are for capital expenditures, interest payments on its debt, and working capital fluctuations. Cash flows are funded through operations and, where necessary, through the revolving operating facility (the “Facility”).  If necessary, liquidity requirements may be funded through the issuance of debt, equity or both.  Access to current and alternative sources of financing at competitive cost is dependent upon capital market conditions and the Company’s credit ratings.  The Company believes that the cash flow from operations and the Facility will be sufficient to meet its anticipated capital expenditures and debt service obligations in the near and intermediate term.

3.1	Operating activities

Cash used by operating activities in Q1, 2008 was $14.8 million, compared to cash provided of $1.0 million in the same quarter last year.  The decrease of $15.8 million compared to the previous year is related to an increase of $18.3 million in cash provided from operations before non-cash working capital, more than offset by an increase in non-cash working capital requirements in Q1, 2008 of $24.5 million compared to a decrease in Q1, 2007 of $9.6 million.

3.2	Investing activities

Cash used for investing activities in Q1, 2008 was $10.4 million, compared to $20.0 million in the same quarter last year, a result of lower capital spending of $14.8 million offset by $5.2 million spending primarily related to fees for the acquisition of Snowflake.  Capital spending in the quarter comprised of various small capital maintenance projects.

3.3	Financing activities

Cash provided by financing activities in Q1 was $25.2 million, compared to cash provided of $nil in the same quarter last year.  The increase from the comparative period was primarily due to increased borrowings of $21.4 million in Q1, 2008.

3.3.1	Capital resources

The Company’s capital resources at March 31, 2008 included the amount available under the Facility.  The Facility, together with operating cash flows, is expected to enable the Company to meet its minimum payments.  A summary of the Company’s future cash outflows for contractual obligations as of December 31, 2007 can be found on page 38 of the Company’s 2007 Annual Report.  These have not changed materially since December 31, 2007.

Availability on the Company’s $350 million Facility at period-end is summarized in the following table:

(In millions of dollars)	2008	2007
	Q1	Q4	Q3	Q2	Q1
Borrowing base	$311.3	$309.0	$326.9	$350.0	$350.0
Letters of credit	20.6	20.7	20.7	20.7	22.8
Amount drawn, net	69.4	47.5	67.1	9.4	-
Available to be drawn	$221.3	$240.8	$239.1	$319.9	$327.2

As of March 31, 2008, the Company had $221.3 million available on its $350 million Facility. Compared to the same quarter last year the Company’s available liquidity decreased by $105.9 million.  The decrease primarily comprised of $38.7 million reduction in borrowing base as a result of lower accounts receivable and inventory balances, and $69.4 million borrowings of the facility to finance on-going cash requirements.  For further details, refer to Note 8 on the Company’s interim financial statements.

On April 10, 2008, on completion of the Snowflake Acquisition, the Company drew approximately $35 million on the Facility as part of the financing of the purchase price.

Debt

Total long-term debt outstanding as at March 31, 2008 was $839.7 million.  The Company’s net debt to net capitalization ratio as at March 31, 2008, was 47.1% or 1.5% higher than March 31, 2007.

The following table illustrates the changes in the Company’s long-term debt for the quarter ended March 31, 2008:

Issue	December 31, 2007	Net increase (decrease)	Foreign exchange	March 31, 2008
(In millions of dollars)
Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$388.9	$0.4	$15.9	$405.2
Senior notes, 7.375% due March 2014 (US$250.0 million)	246.6	2.2	10.0	258.8
Revolving operating facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	47.1	22.1	-	69.2
Capital lease obligation	8.6	3.8	-	12.4
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.6	-	-	74.6
Subordinated promissory notes	19.5	-	-	19.5
Loan payable	0.5	(0.5)	-	-
Total long-term debt	$785.8	$28.0	$25.9	$839.7
Less current portion	(1.2)	0.3	-	(0.9)
	$784.6	$28.3	$25.9	$838.8

Refer to the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2008, Note 8 for details related to covenant compliance.

3.3.2	Financial instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues and long-term debt, which are predominately in U.S. dollars, and price risk associated with energy costs.  In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments.  The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes.  The Company does not enter into financial instruments for speculative purposes.  Refer to the Company’s Interim Financial Statements for the three months ended March 31, 2008, Note 10 for details.

Revenue risk management instruments
In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars.  At March 31, 2008, the Company had foreign currency options and forward contracts with a notional principal of US$586 million with major financial institutions.  Changes in the fair values of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of “Accumulated other comprehensive income” (“AOCI”) until the underlying transaction is recorded in earnings.  When the hedged item affects earnings, the gain or loss is reclassified from “AOCI” to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At March 31, 2008, instruments having a notional principal of US$402 million are designated as hedging instruments.  At period-end exchange rates, these instruments are reported at their fair value, which was $12.9 million at March 31, 2008.

At March 31, 2008, commodity swap agreements were outstanding to fix the sales price on NBSK pulp for 25,500 metric tonnes within the next 11 months at a weighted average PIX price of US$840 per tonne.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $1.3 million at March 31, 2008.

Long-term debt risk management instruments
In respect of long-term debt, the Company is party to US$218 million at March 31, 2008, in forward foreign exchange contracts and options to acquire U.S. dollars over a six-year period.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, these instruments are reported at their fair value, which was $3.5 million at March 31, 2008.

Energy cost risk management instruments
To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas requirements.  The contracts are not designated as hedging instruments for accounting purposes and are reported on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Cost of sales”.  At period-end contract rates, these instruments are reported at their fair value, which was $0.1 million at March 31, 2008.

Interest rate swaps
The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes.  At March 31, 2008, the Company had pay-floating, receive-fixed interest rate swap contracts for notional US$80 million, and has designated them as hedging instruments. These derivatives are recorded on the balance sheet at their fair value.  The effective portion of changes in the fair value of the derivatives is included in “Long-term debt” and the ineffective portion is recognized in “Interest expense, net”.  The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six-month LIBOR plus 2.0%.  At period-end swap rates, these instruments are reported at their fair value, which was $7.7 million at March 31, 2008.

Snowflake mill acquisition related foreign currency risk management instruments

To hedge against the effect of currency fluctuations on the purchase price of the Snowflake mill, the Company entered into forward foreign exchange contracts and options to acquire U.S. dollars over a two-month period.  The contracts are designated as hedging instruments for accounting purposes and are reported on the balance sheet at their fair value.  Changes in the fair values of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of AOCI until the underlying transaction is recorded.  At period-end contract rates, these instruments are reported at their fair value, which was $3.1 million at March 31, 2008.

4.0	RELATED PARTY TRANSACTIONS

A description of the Company’s related parties can be found on pages 101 and 102 of the Company’s 2007 Annual Report.  The Company had no significant related party transactions to report in Q1, 2008.

5.0	GUARANTEES AND INDEMNITIES

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities.  A description of these indemnities and guarantees and their impact on the Company’s results of operations and financial position for the year ended December 31, 2007, can be found on pages 42 and 43 of the Company’s 2007 Annual Report.  These have not changed materially since December 31, 2007.

6.0	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending March 31, 2008:

	2008	2007				2006
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	$399.5	$381.0	$413.7	$441.8	$478.1	$470.6	$486.0	$469.6
EBITDA [1]	12.1	15.1	(0.3)	(1.9)	14.1	48.5	62.8	52.4
Net earnings (loss)	(37.4)	12.4	(18.6)	0.2	(25.6)	(37.2)	2.5	42.4
Net earnings (loss) per share – basic and diluted	$(0.17)	$0.06	$(0.09)	$0.00	$(0.12)	$(0.17)	$0.01	$0.20

1	EBITDA is a non-GAAP measure. Refer to Section 7, “Non-GAAP Measures” for further details.

Refer to Section 1.5 “Overview of three months ended March 31, 2008 compared to the three months ended December 31, 2007” for a discussion of Q1, 2008 results compared to Q4, 2007.

The following table reconciles the average spot exchange rate to the Company’s effective rate for the eight consecutive quarters ending March 31, 2008:

US$/CDN$ foreign exchange	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Average spot rate	0.996	1.019	0.957	0.911	0.854	0.878	0.892	0.892
Revaluation of U.S. dollar working capital	(0.022)	0.008	0.040	0.051	0.006	(0.023)	(0.001)	0.022
Impact of hedging	0.009	(0.059)	(0.053)	(0.035)	(0.002)	0.018	(0.006)	(0.037)
Other	(0.016)	0.002	(0.009)	(0.011)	0.002	0.005	0.001	(0.005)
Effective rate	0.967	0.970	0.935	0.916	0.860	0.878	0.886	0.872

7.0	NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, depreciation and amortization and before other non-operating income and expenses), as defined equates to operating earnings (loss) plus amortization.  As Canadian GAAP does not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other entities.  The Company focuses on EBITDA, as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes, and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

The Company incurred some specific items in 2008 and 2007 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. The Company believes it is useful for readers to be aware of these items as it provides an indication of performance and comparative trends, excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, asset impairments, restructuring and change-of-control costs, financing related fees, income tax adjustments, the impact of significant labour disruptions, and other significant items of an unusual or non-recurring nature.  The Company believes this is useful supplemental information; however, the Company’s measures excluding specific items have no standardized meaning under Canadian GAAP and might not be comparable to similarly-titled measures reported by other entities.  Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) before specific items and net earnings (loss) per share before specific items should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.

The Company has reported free cash flow because management believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. As Canadian GAAP does not define a method of calculating free cash flow, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows.  While the closest GAAP measure is cash provided by operating activities less cash used by investing activities, free cash flow generated by operations is cash available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items.

Refer to the tables below for a reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items, the impact of specific items by segment, net earnings (loss) as reported to net earnings (loss) before specific items, and reconciliation of free cash flow with cash provided by operating activities less cash used by investing activities and management’s calculation of free cash flow.

Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items by quarter

(In millions of dollars)
	2008	2007
	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	$(37.4)	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)
Amortization	41.7	176.4	42.8	44.0	44.8	44.8
Foreign exchange (gain) loss on long-term debt	16.7	(103.9)	(8.9)	(33.9)	(53.2)	(7.9)
Other (income) expense, net	(0.2)	15.3	6.6	7.2	1.8	(0.3)
Interest expense, net	16.8	70.7	15.4	18.4	18.4	18.5
Income tax expense (recovery)	(26.0)	(100.0)	(53.2)	(17.4)	(14.2)	(15.2)
Non-controlling interest	0.5	0.1	0.0	0.0	0.3	(0.2)
EBITDA	12.1	27.0	15.1	(0.3)	(1.9)	14.1
Specific items:
Restructuring costs	14.6	55.3	1.4	24.1	19.0	10.8
Change-of-control costs	-	9.4	0.6	0.3	0.3	8.2
Impact of USW strike	-	25.0	11.7	13.3	-	-
Total specific items	14.6	89.7	13.7	37.7	19.3	19.0
EBITDA before specific items	$26.7	$116.7	$28.8	$37.4	$17.4	$33.1

Impact of specific items by segment in 2007 and 2008 by quarter

(In millions of dollars, except where otherwise stated)
	2008	2007
	Q1	Total	Q4	Q3	Q2	Q1
Specific items:
Sales	$-	$(80.7)	$(55.0)	$(25.7)	$-	$-
Cost of sales	-	55.7	43.3	12.4	-	-
Impact of the USW strike [1]	-	(25.0)	(11.7)	(13.3)	-	-
Restructuring costs	(14.6)	(55.3)	(1.4)	(24.1)	(19.0)	(10.8)
Change-of-control costs	-	(9.4)	(0.6)	(0.3)	(0.3)	(8.2)
EBITDA impact of specific items	$(14.6)	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)
Segment EBITDA favourable (unfavourable) impact of specific items
Specialty printing papers	$(11.0)	$(47.2)	$(3.6)	$(17.6)	$(12.9)	$(13.1)
Newsprint	(3.6)	(19.3)	(3.9)	(7.7)	(4.0)	(3.7)
Pulp	-	(23.2)	(6.2)	(12.4)	(2.4)	(2.2)
Total	$(14.6)	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)
Segment EBITDA favourable (unfavourable) impact of restructuring and change-of-control costs only
Specialty printing papers	$(11.0)	$(42.2)	$(1.8)	$(14.4)	$(12.9)	$(13.1)
Newsprint	(3.6)	(12.9)	(0.4)	(4.8)	(4.0)	(3.7)
Pulp	-	(9.6)	0.2	(5.2)	(2.4)	(2.2)
Total	$(14.6)	$(64.7)	$(2.0)	$(24.4)	$(19.3)	$(19.0)
Lost sales due to USW strike (000 tonnes)
Specialty printing papers	-	3.2	0.4	2.8	-	-
Newsprint	-	82.8	62.2	20.6	-	-
Pulp	-	44.0	26.8	17.2	-	-
Total	-	130.0	89.4	40.6	-	-
Curtailed production due to USW strike (000 tonnes)
Specialty printing papers	-	7.2	4.0	3.2	-	-
Newsprint	-	98.9	65.8	33.1	-	-
Pulp	-	54.7	26.8	27.9	-	-
Total	-	160.8	96.6	64.2	-	-

1	The impact of the USW strike is based on management estimates.

Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items by quarter

(In millions of dollars and after-tax, except where otherwise stated)
	2008	2007
	Q1	TOTAL	Q4	Q3	Q2	Q1
Net earnings (loss) as reported	$(37.4)	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)
Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	14.1	(86.2)	(7.4)	(28.1)	(44.1)	(6.6)
Impairment and loss on disposal	-	4.9	-	4.9	-	-
Restructuring and change-of-control costs	10.1	42.7	1.4	16.1	12.7	12.5
USW strike impact	-	16.5	7.7	8.8	-	-
Financing related fees	-	0.8	-	-	0.8	-
Income tax adjustments	(8.6)	(36.4)	(35.0)	-	(1.4)	-
Net earnings (loss) before specific items	$(21.8)	$(89.3)	$(20.9)	$(16.9)	$(31.8)	$(19.7)
Net earnings (loss) per share (in dollars):
As reported	$(0.17)	$(0.15)	$0.06	$(0.09)	$0.00	$(0.12)
Before specific items	$(0.10)	$(0.42)	$(0.10)	$(0.08)	$(0.15)	$(0.09)

The following reconciles free cash flow with cash provided by operating activities less cash used by investing activities:

(In millions)
	2008	2007
	Q1	TOTAL	Q4	Q3	Q2	Q1
Cash provided by operating activities	$(14.8)	$(2.7)	$33.5	$(33.9)	$(3.3)	$1.0
Cash used by investing activities	(10.4)	(83.7)	(17.8)	(23.7)	(22.2)	(20.0)
Proceeds from the sale of property and other assets	(0.1)	(6.5)	(2.0)	(3.6)	(0.4)	(0.5)
Other investing activities	5.0	4.4	2.3	2.3	(0.4)	0.2
Non-cash working capital changes except change in taxes, interest and restructuring	25.7	(30.3)	(46.8)	35.4	(20.2)	1.3
Other [1]	(13.7)	26.8	7.2	0.1	17.5	2.0
Free cash flow	$(8.3)	$(92.0)	$(23.6)	$(23.4)	$(29.0)	$(16.0)

1
Q1, 2008 includes restructuring expenses, net of payments, in “Employee future benefits” and “Other long-term obligations” of $6.4 million and $nil, respectively, (2007 year includes $11.4 million and $8.1 million respectively) on the balance sheet.

The following shows management's calculation of free cash flow:

(In millions)
	2008	2007
	Q1	TOTAL	Q4	Q3	Q2	Q1
EBITDA	$12.1	$27.0	$15.1	$(0.3)	$(1.9)	$14.1
Cash interest paid, net	(17.4)	(67.8)	(15.1)	(17.9)	(17.3)	(17.5)
Capital expenditures	(5.5)	(85.8)	(17.5)	(25.0)	(23.0)	(20.3)
Income taxes paid	(0.8)	(0.5)	0.1	0.2	(0.2)	(0.6)
Pension Expense, net of payments	(0.7)	(5.6)	(0.6)	(0.2)	(0.8)	(4.0)
Restructuring cost expense, over payments	4.0	40.7	(5.6)	19.8	14.2	12.3
Free cash flow	$(8.3)	$(92.0)	$(23.6)	$(23.4)	$(29.0)	$(16.0)

8.0	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, estimates of the remaining economic lives of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts and income taxes based upon currently available information.  Actual results could differ from these estimates.  The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 49 to 53 of the Company’s 2007 Annual Report.  These have not materially changed since December 31, 2007.

9.0	CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants ("CICA"):

Section 1535, Capital Disclosures

Section 1535, Capital Disclosures, requires entities to provide additional disclosures relating to the Company’s objectives, policies, and processes for managing capital.

Section 3031, Inventories

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories.  Significantly to the Company, the new recommendations require raw materials to be recorded at the lower of cost or net realizable value (“NRV”) with NRV determined on an as converted to finished goods basis for all raw materials to be used in the production of finished goods, allow the reversals of previous write-downs to NRV when there is a subsequent increase in the value of inventories, and include more detailed guidance on the classification of spare parts between inventories and capitalized equipment.  The Company has adopted this standard with a prospective application on January 1, 2008.  Upon adoption, the Company recorded a write-down of $3.8 million to opening raw materials inventory and adjusted its opening balances of retained earnings by $2.6 million, net of taxes.  In addition, the Company has reclassified $5.1 million of its maintenance spare parts from “Inventories” to “Property, plant and equipment”.

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Section 3862, Financial Instruments – Disclosures, and section 3863 Financial Instruments – Presentation replaces section 3861 Financial Instruments – Disclosure and Presentation.  Section 3862 requires additional disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

10.0	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In February 2008, the CICA Accounting Standards Board confirmed the changeover to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is in the process of developing a plan for the conversion to IFRS.

11.0	RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in British Columbia.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan.  The Company provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

The following is a discussion of the principal uncertainties to which the Company is subject:

Integration and Ongoing Management of the Snowflake Operation May Result in Significant
Challenges and Anticipated Benefits may not be achieved.

As a result of the Snowflake Acquisition, additional demands will be placed on the Company’s managerial, operational and financial personnel and systems.  No assurance can be made that the Company’s systems, procedures and controls will be adequate to support the expansion of the Company’s operations resulting from the Snowflake Acquisition.  The Company’s future operating results will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems.

The Company’s integration of Snowflake may result in significant challenges, and the Company’s management team may be unable to accomplish the integration smoothly or without spending significant amounts of money.  No assurance can be made that the Company’s management team will be able to integrate Snowflake successfully. The inability of the Company’s management team to successfully integrate Snowflake could be materially adverse to the Company.

The Company believes the Snowflake Acquisition will provide benefits to the Company and that the synergies described under “Strategy Update – Snowflake Mill Acquisition” can be achieved.  However, there is a risk that some or all of the expected benefits of the Snowflake Acquisition will fail to materialize, or may not occur within the time period anticipated by the Company. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

The Company’s Business is of a Cyclical Nature and its Product Prices May Fluctuate Significantly

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price.  Prices for the Company’s products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates.  In addition, demand for the Company’s products is traditionally weaker in the first half of the year.  The markets for pulp and paper products, including the Company’s products, are highly variable and are characterized by periods of excess product supply due to many factors, including:

•	additions to industry capacity;

•	increased industry production;

•	periods of insufficient demand due to weak general economic activity or other causes; and

•	reduced inventory levels held by customers.

Demand for forest products is generally correlated with global economic conditions.  In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, resulting in lower product prices and possible manufacturing downtime.  The North American and global economies and the market for the Company’s products have weakened significantly over a period of several years and market conditions are expected to continue to be challenging in the near term.  Newsprint is a mature market in North America and newsprint consumption declined in 2007 by 10.5% from 2006, and 6.3% in 2006 from 2005.  The Company believes this decline in newsprint demand will continue, although it is able to mitigate the impact in part through its ability to switch from newsprint to other paper grades.  Adverse effects on the demand for the Company’s products may decrease its sales, operating income and cash flows.

Trends in advertising, electronic data transmission and storage, and the internet could have further adverse effects on traditional print media including the Company’s products and those of its customers.  The Company’s newspaper, telephone directory and retail customers may make increasing use of other forms of media and advertising instead of newsprint, uncoated mechanical and coated papers made by the Company.  The extent to which the use of other media sources will reduce demand for the Company’s products, and the timing of any such reduction, is unknown.

The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and mechanical specialty grades being the greatest.  Additionally, even though the Company’s costs may increase, its customers may not accept price increases for its products or the prices for its products may decline.  As the Company’s financial performance is principally dependent on the prices it receives for its products, prolonged periods of low prices, customer refusal to accept announced price increases or significant cost increases may be materially adverse to the Company.

The Company is Subject to the Risks of Exchange Rate Fluctuations

Nearly all of the Company’s sales are based upon prices that are set in U.S. dollars, while a substantial portion of its costs and expenses are incurred in Canadian dollars and its results of operations and financial condition are reported in Canadian dollars.  The value of the Canadian dollar in relation to the U.S. dollar has increased significantly in recent years.  Further increases in the value of the Canadian dollar relative to the U.S. dollar would reduce the amount of revenue in Canadian dollar terms realized by the Company from sales made in U.S. dollars.  This would reduce the Company’s operating margin and the cash flow available to fund its operations and to service the portion of its debt that is denominated in Canadian dollars.

Fluctuations in foreign currencies affect the Company’s competitive position in world markets.  Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries compared to the Canadian dollar.

The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its existing 8.625% senior notes and 7.375% senior notes.  For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of any U.S. dollar cash and cash equivalents or U.S. dollar denominated debt into Canadian currency.  Consequently, the Company’s reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt.  The Company’s hedging policy for revenues includes 33.0% to 67.0% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure.  The revenue hedge program mitigates the impact of any rapid movements in currency by 20.0% to 40.0% over the near term.  In addition, the Company considers future U.S. dollar revenues to provide a partial natural hedge for its U.S.-dollar denominated debt.  The Company’s hedging policy for its U.S. dollar denominated debt includes 0% to 50% of U.S. dollar net exposure.  However, no assurance can be made that the Company will engage in any hedging transactions or, if it decides to engage in any such transactions, that it will be successful in eliminating currency exchange risks and that changes in currency exchange rates will not be materially adverse to the Company.

The Company Faces Significant Global Competition

The markets for the Company’s products are highly competitive on a global basis.  For example, for the year ended December 31, 2007, approximately 87% of the Company’s pulp sales volume and 17% of its paper sales volume were derived from markets outside of the United States and Canada.  In export markets, the Company generally competes with American, European and Asian producers.  Many of these competitors are larger and have greater financial resources than the Company does and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates.

In addition, the following factors will also affect the Company’s ability to compete:

•	the quality of its products and customer service;

•	its ability to maintain high plant efficiencies and operating rates and thus lower manufacturing costs;

•	the cost of energy; and

•	the availability, quality and cost of fibre and labour.

Some of the Company’s competitors have lower energy, fibre and labour costs and fewer environmental and governmental regulations to comply with than the Company does.  Others are larger in size, allowing them to achieve greater economies of scale on a global basis.  If the Company is unable to successfully compete on a global basis and achieve sufficient economies of scale, it may be materially adverse to the Company.

The Company Faces Risks Related to its International Sales

A significant portion of the Company’s sales are outside of Canada. For example, approximately 38% of its sales volume for the year ended December 31, 2007 was generated in Asia and Australasia, Latin America, Europe and other offshore markets.  As a result, the Company faces a number of risks and challenges, including:

•	the effective marketing of its products in these global regions;

•	fluctuations in foreign currencies which may make its products less competitive in countries in which currencies decline in value relative to the Canadian dollar;

•	restrictive governmental actions such as the imposition of trade quotas, tariffs and other trade barriers and restrictions on transfers of funds;

•	changes in non-Canadian labour laws and regulations affecting its ability to hire, retain or dismiss employees;

•	the need to comply with multiple and potentially conflicting laws and regulations;

•	unfavourable business conditions or political or economic instability in any particular country or region; and

•	difficulty in obtaining distribution and support.

Under the terms of a distribution agreement relating to sales of paper in certain international markets, either party on six-months’ notice may terminate the agreement.  If this agreement is terminated, the Company will be required to replace the distributor within the notice period in order to minimize disruption to its sales activities in the relevant market.  No assurance can be made that the Company will be able to replace such distributor, or that it will be able to obtain comparable terms and conditions in any replacement agreement that it enters into.

The Company is Exposed to Fluctuations in the Cost and Supply of Wood Fibre

Since the Company has no significant timber holdings, operations are dependent on the supply by third parties of wood fibre.  Approximately 48% of the Company’s fibre needs are provided by five suppliers.  The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments and shutdown of operations by suppliers or the Company for market or other reasons.  Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors such as raw material availability, finished goods inventory levels or interest rates and underlying demand for lumber in key markets.

Long-term fibre agreements with third parties are conducted at market prices or at prices determined under market based formulas and represent approximately 69% of the Company’s pulp and paper mills’ wood fibre requirements.  The solid wood segment of British Columbia’s forest industry has undergone significant consolidation and downsizing.  As a result, no assurance can be made that the Company will continue to be able to access wood fibre at the same levels achieved in the past; therefore, costs may be negatively impacted.

In 2007, housing starts in the United States declined 25% from 2006.  The weak United States housing market and the decline in other market conditions have caused British Columbia’s lumber producers to curtail their operations.  The result is that our fibre suppliers are not able to supply the Company with historical wood fibre levels.  In early 2008, the Company announced curtailments of some of its operations as a result of its inability to obtain sufficient fibre to enable it to run at full capacity. Further pulp or paper production curtailments may be required if lumber demand continues to decline.

The current infestation of the mountain pine beetle in the interior of British Columbia is expected to reduce the long-term fibre supply in that region.  The beetle attacks lodgepole pine forests and once attacked, pine trees typically die within the year.  Approximately 30% of the Company’s fibre supply comes from the British Columbia interior and it is used primarily by the Powell River paper mill and Crofton kraft pulp mill.  In three to five year’s time, the infestation could have a significant impact on the availability and cost of fibre used by those mills.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre.  The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia’s timberlands, including areas where the forest tenures held by the Company’s suppliers are located.  Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of old newspaper, which is used as fibre for products made from recycled paper.  The Company’s ownership of Western Canada’s largest paper recycling facility located in Coquitlam, British Columbia enables it to secure 100% of its recycled fibre needs for its existing mills in British Columbia from this facility.  While this supply remains reliable, the pricing is determined by the market and is subject to variability.  Demand and prices for ONP have been increasing in recent periods due primarily to increased export demand.

As part of the Snowflake acquisition, the Company and AbitibiBowater entered into a three year supply agreement under which AbitibiBowater agreed to provide approximately 40% of the Snowflake mill’s ONP supply in the first year, decreasing to 30% for the remaining life of the agreement.  The Company believes it will be able to supply the balance of the Snowflake mill’s ONP requirements.  However, there is a risk that sufficient quantities of ONP will not be available to the Company to support Snowflake’s full operations.  There is also a risk that ONP prices will rise beyond the point at which the mill can be operated profitably.  The price of ONP may be impacted by a number of factors such as export demand, recovery rates and other factors beyond the control of the Company.

The Company’s Substantial Debt May Impair its Financial and Operating Flexibility

As of March 31, 2008, the Company had outstanding approximately $745.6 million of recourse debt on a consolidated basis.  This amount excludes non-recourse debt in the amount of $94.1 million as of March 31, 2008 owed by a joint venture in which the Company has a 50.0% interest that it consolidates into its accounts because it is a variable interest entity in which the Company is the primary beneficiary.

The Company has a $350.0 million secured revolving operating facility, which matures in July 2009.  As of March 31, 2008, $69.4 million was drawn on the facility and, after giving effect to $20.6 million of outstanding letters of credit, $221.3 million of borrowings was available to the Company under this facility.  Substantially all of the Company’s assets are pledged as security for this secured revolving operating facility.

The Company’s debt agreements contain, and future debt agreements will contain, various restrictive and financial covenants, including restrictions on its ability to incur debt, sell assets, make investments, pay dividends, secure liens, enter into transactions with affiliates and enter into mergers and consolidations.  All of these restrictions, together with the Company’s substantial debt, could:

•	limit its ability to obtain additional financing to fund its growth strategy, working capital, capital expenditures, debt service requirements or other purposes;

•	limit its ability to use operating cash flow in other areas of its business, because it must use a portion of these funds to make principal and interest payments on its debt;

•	increase its vulnerability to interest rate fluctuations because the debt under its secured revolving operating facility is at variable interest rates;

•	limit its ability to compete with competitors who have more flexibility as to the use of their cash flow;

•	limit its ability to make investments or take other actions; and

•	limit its ability to react to changing market conditions, changes in its industry and economic downturns.

The Company’s ability to satisfy its debt obligations will depend upon its future operating performance and its ability to obtain additional debt or equity financing, when necessary.  Prevailing economic conditions and financial, business and other factors beyond its control may affect the Company’s ability to make these payments.  For example, depressed market conditions have been and in the future may be materially adverse to the Company.  If in the future the Company cannot generate sufficient cash from operations to meet its obligations, it will need to renegotiate its loan agreements, refinance all or part of its notes, obtain additional financing or sell assets.  No assurance can be made that the Company’s business will generate sufficient cash flow, that it will be able to obtain the funds necessary to satisfy these obligations or that it will be able to obtain additional or alternative financing.

Similarly, if the Company breaches or is unable to meet the restrictions or financial covenants in its secured revolving operating facility, including a minimum consolidated shareholders’ equity threshold, maximum funded debt to capitalization and secured debt to capitalization ratios and in some circumstances a minimum interest coverage ratio, under the indentures relating to its 7.375% senior notes, its 8.625% senior notes or other credit facilities it may enter into in the future, the Company would have to cure the default, obtain a waiver of the default or enter into an appropriate amendment to these agreements.  If the Company is not able to cure such default, obtain such waiver or enter into such amendment, a significant portion of its debt, including all of its secured debt, would become immediately due and payable.  As of March 31, 2008, the Company was in compliance with the covenants under both its agreement governing its secured revolving operating facility and the indentures governing its 7.375% senior notes and 8.625% senior notes. The Company’s fixed charged coverage ratio under the 7.375% senior notes and 8.625% senior notes, calculated on a trailing 12 month basis, was 0.7:1 as of March 31, 2008.  If the Company’s fixed charge coverage ratio is below 2.0:1, under the terms of these indentures, it may not pay dividends (even if the restricted payments basket is positive, which as stated below was not the case as of March 31, 2008 for its 7.375% senior notes and its 8.625% senior notes) and the Company is limited as to the amount of additional debt it may incur.  Under the Company’s secured revolving operating facility, it is obligated to limit its funded debt to capitalization ratio to 60% at all times, to limit its secured debt to capitalization ratio to 30% at all times, and to maintain its shareholders’ equity above $779.3 million at all times.  The Company may not have, or be able to obtain, sufficient funds to make accelerated debt payments.  No assurance can be made that the Company will be able to effectively cure a breach or obtain debt or equity financing or sell assets as alternative means of responding to a breach.

The Company’s secured revolving operating facility provides it with financing at floating interest rates.  Future debt instruments may also be based on floating interest rates.  The interest rates charged from time to time on that debt depend, in part, upon the Company’s credit rating.  Accordingly, a credit rating upgrade could reduce the Company’s borrowing costs and a downgrade in its credit rating could increase its borrowing costs.  An increase in its borrowing costs could be materially adverse to the Company.

The Company Has Incurred Losses in Recent Periods and May Incur Losses in the Future Which May Affect Ongoing Operations

As of March 31, 2008, the Company had recorded net losses in 7 of the last 12 quarters. The Company believes these losses arose primarily as a result of the strengthening Canadian dollar and, more recently to increased fibre costs, wood residue shortages leading to production curtailments and higher energy costs, and to a lesser extent, weaker market conditions.  If the Company’s revenues do not increase sufficiently, or even if its revenues increase but it is unable to manage its expenses, it will not achieve and maintain profitability in future periods.  Should the Company continue to be unable to return to profitability in future periods, it may, over time, need to rely to a greater extent on its secured revolving operating facility and, if necessary, additional sources of funding.

In particular, the Company’s pulp operations were, and continue to be, negatively impacted by increases in the foreign exchange rate of the Canadian dollar against the U.S. dollar, which has impacted its sales, which are denominated in U.S. dollars, and increases in the price of fibre and energy.  Deterioration in market conditions or unplanned major capital expenditures may necessitate temporary or permanent curtailment of some or all of the Company’s pulp facilities.

Labour Disruptions Could Have a Negative Impact on the Company’s Business

Approximately three quarters of the Company’s existing pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees (“COPE”) unions. Collective agreements with the CEP and PPWC unions expire in April 2008.  CEP has chosen a target Company and it is expected that employees will continue to work until the conclusion of those negotiations after which negotiations with the Company's locals will commence.  If an agreement is not reached, a strike or work stoppage by the CEP or PPWC could have a material adverse effect on the Company’s operations.  The CEP Local 592 maintenance workers and Local 686 paperworkers in the Company’s Port Alberni mill have voted to accept a five-year agreement, subject to the restart of A4.  This agreement and the restart of A4 were approved by the Company’s Board of Directors on February 13, 2008.  Distribution centre employees are members of the Christian Labour Association of Canada (“CLAC”) and 17 employees at the Port Alberni operations are members of COPE.  The collective agreements with each of CLAC and COPE expire in April 2012.

The Company believes its labour relations are strong and does not anticipate labour disruptions in its operations.  However, the Company may not be able to negotiate an acceptable agreement with any of the Company’s unions upon expiration of these existing agreements.  This could result in a strike or work stoppage by the affected workers.  Renewal of agreements could result in higher wages or benefits paid to union members.  Therefore, the Company could experience a significant disruption of its operations or higher ongoing labour costs.

Many of the Company’s suppliers and service providers are unionized.  Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could be materially adverse to the Company.

Negotiations between the British Columbia Maritimes Employers’ Association and the International Longshoreman Workers’ Union are on-going.  In the event the parties fail to reach a labour agreement and a work stoppage occurs, the Company’s sales to international customers would be disrupted.

Claims of Aboriginal Title and Rights in Canada May Affect the Company’s Operations

The Company’s ability to operate its manufacturing facilities may also be affected by aboriginal groups’ claims of aboriginal title and rights.  The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations.  In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia.  While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time.  Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions, such as the decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title.  This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.  In mid-2005, the Government of British Columbia initiated a “new relationship” policy related to Aboriginal interests that recognizes the need to find pre-treaty solutions to advance the consultation process and to reconcile governmental interests and Aboriginal interests.  This new relationship policy is directed, in part, at improving decision-making affecting land and resource use.  It is unclear what, if any, impact the new relationship policy will have on governmental decision making as it affects the Company.

Increases in Energy Costs Could Have a Negative Impact on the Company’s Business

The Company is a significant consumer of electrical power.  The Company’s electricity supply agreements are provincially regulated, and historically pricing has been very stable.  The regulatory commission of the British Columbia Hydro and Power Authority (“BC Hydro”), approved an increase of 1.64% over BC Hydro’s rate prior to July 2006, effective February 1, 2007 and charged an additional rate rider of 2% on all customer bills for the period February 1, 2007 to March 31, 2008.  During the fourth quarter of 2007, BC Hydro proposed rate adjustments for industrial customers under its Stepped Rates program.  Under the proposal, the Tier 2 rate would rise from $54.00 to $73.60, and will be accompanied by a proportionate downward adjustment of the Tier 1 rate.  For the BC Hydro fiscal year ending March 31, 2008, the Company did not consume any Tier 2 power.  BC Hydro has also proposed and has implemented on an interim basis April 1, 2008 a general increase of 6.56% for all customers, which will be partially offset by the reduction in Tier 1 and by a reduction in a separate Rate Rider component, all of which is subject to approval by the British Columbia Utilities Commission.  While the amount of the proposed increases is uncertain, the Company expects BC Hydro rate increases to be more significant in the future in response to a new British Columbia energy policy mandating self-sufficiency by 2016 and reflecting the higher cost of marginal resources.  The Company believes that British Columbia’s electricity rates will continue to be low relative to other regions in North America, although future changes in electricity prices could have a significant impact on the Company’s earnings.

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.

A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply agreements, under a Board-approved energy program.  The Company’s energy hedging policy is restricted to 10% to 70% of the net exposure for oil and gas.  In addition, where technically feasible and subject to emissions Permits, the Company reduces its exposure to fossil fuel prices through the substitution of lower priced alternatives.

Freight charges and chemical expenses also vary with oil and diesel fuel prices.

The Company is Subject to Significant Environmental Regulation

The Company is subject to extensive environmental laws and regulations. These environmental laws and regulations impose stringent standards on the Company regarding, among other things:

•	air emissions;

•	water discharges;

•	use and handling of hazardous materials;

•	use, handling and disposal of waste; and

•	remediation of environmental contamination.

The Company may be required to incur substantial costs to comply with environmental laws.  Enforcement of existing environmental laws and regulations has become increasingly strict.  Some of the Company’s operations are also subject to stringent permitting requirements and from time to time it faces opposition to construction or expansion of proposed facilities, such as landfills.  The Company may discover currently unknown environmental liabilities in relation to its past or present operations or at its current or former facilities, or it may be faced with difficulty in obtaining project approvals in the future.  These occurrences may require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations or result in denial of required permits, or in governmental or private claims for damage to person, property or the environment or civil or criminal fines and penalties or other sanctions.

The federal government of Canada has recently indicated its intent to regulate priority air pollutants and greenhouse gases under the Clean Air Act and the Canadian Environmental Protection Act.  The forest products sector is named as one of the targeted sectors for regulation in each case.  The impact and associated cost of compliance with this legislation is currently unknown, although it is anticipated that the government will consult with industry before finalizing any regulations.

The Province of British Columbia is a signatory to the Western Climate Initiative, an organization of nine western Provinces and U.S. States, whose mandate is to obtain a 15% reduction in greenhouse gases among member entities by 2020.  In addition, the British Columbia government has announced a goal of reducing the provincial inventory of greenhouse gases by 33% by 2020.  These organizations are in the early stages of developing policies to achieve their goals.  It is too early to determine what their policies will be, the impact on the Company and whether the Company will have a deficit or surplus of carbon credits under any relevant regulatory scheme.  On February 20, 2008, the British Columbia government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008.  The Company is continuing to assess the impact of the carbon tax on its operations; however, it expects that the tax will increase its operating costs in 2008 by approximately $3 million, increasing in future years, depending on the Company’s ability to decrease its use of fossil fuel.

Additional regulatory initiatives may be implemented in other jurisdictions to address greenhouse gas emissions and other climate change related concerns.  If and to the extent the Company operates or offers its products for sale in such jurisdictions it may be required to incur additional capital expenditures, operating costs or mitigating expenses (such as carbon taxes) to comply with any such initiative.

The Company is Dependent on the Supply of Certain Raw Materials

In addition to wood fibre, the Company is dependent on the supply of certain chemicals and other inputs used in its production facilities.  Any disruption in the supply of these chemicals or other inputs could affect its ability to meet customer demand in a timely manner and would harm its reputation.  Any material increase in the cost of these chemicals or other inputs could have a negative impact on the Company’s business.

Increases in Capital and Maintenance Expenditures and Equipment Failures Could Have a Negative Impact on the Company’s Business

The Company’s business is capital intensive.  Its annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, expansion and as a result of changes to environmental regulations that require capital for compliance.  In addition, the Company’s senior management and Board of Directors may approve projects in the future that will require significant capital expenditures.  Further, while the Company regularly performs maintenance on its manufacturing equipment, key pieces of equipment in its various production processes may still need to be repaired or replaced.  The costs of performing maintenance and capital work and repairing or replacing equipment, and the associated down time, could have a negative impact on the Company’s business.  In addition, the Company may temporarily suspend its operations at one or more of its manufacturing facilities to perform necessary maintenance or capital work.  These temporary suspensions of operations could affect the Company’s ability to meet customer demand in a timely manner.  Any such failure to meet customer demand would harm the Company’s reputation and could be materially adverse to the Company.

The Company May Be Subject to Periodic Litigation Which Could Result in Unexpected
Expenditures of Time and Resources

The Company may from time to time become party to claims and litigation proceedings, which are generally related to contract disputes and employment law.  Such matters are subject to many uncertainties and the Company cannot predict with assurances the outcomes and ultimate financial impacts of them.  There can be no guarantees that actions that may be brought against the Company in the future will be resolved in its favour or that the insurance the Company carries will be available or paid to cover any litigation exposure.  Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to the Company.

The Snowflake mill is dependent on the Little Colorado River for its water requirements.  The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County.  The purpose of this adjudication is to determine the nature, extent and relative priority (if applicable) of the water rights of all claimants to the Little Colorado River system and source.  There are more than 3,500 claimants, including Snowflake.  Native American tribes and the United States government contend that Snowflake’s withdrawal and use of water impermissibly interfere with water rights based on applicable U.S. federal law.  The prior owners of Snowflake denied this contention.  However, an adverse determination could restrict Snowflake’s access to water.

The Company Extends Trade Credit to its Customers and They May Not Pay the Company Promptly or in Full

The Company extends trade credit to most of its customers to facilitate the purchase of its products. The Company relies on the creditworthiness of such customers.  The failure of such customers to pay the Company promptly and in full under the terms of the trade credit the Company extends to them could have a material adverse effect on its business, financial condition, results of operations and cash flow and its ability to satisfy its obligations under its debt.

Consumer Boycotts or Increases in Costs Due to Chain-of-Custody Programs May Adversely Affect Demand for the Company’s Products

Some customers have become sensitive to issues related to harvesting of old growth forests and require that the Company supply products that are not produced from old growth forests.  A growing number of customers want to purchase products that originate from sustainable managed forests, as validated by certification schemes.  The Company has implemented an independent chain-of-custody system to verify that select paper products at its Crofton, Elk Falls, Port Alberni and Powell River mills contain 100% certified wood fibre.  However, in order to meet its customers’ demands the Company may be required to establish additional or more stringent chain-of-custody certification programs.  This may increase its costs.  If the Company cannot successfully establish such programs, demand for its products may be adversely affected.  Also, the Company may be the subject of organized boycotts or similar actions by environmental or other groups, which may adversely affect demand for its products.

The Company’s Insurance is Limited and Subject to Exclusions

The Company has obtained insurance coverage that it believes would ordinarily be maintained by an operator of facilities similar to its facilities.  The insurance policies are subject to limits and exclusions.  Damage or destruction to its facilities could result in claims that are excluded by its insurance policies or exceed the limits of its policies.

The Company’s Mills are Located in Seismically Active Areas

Since Vancouver and the south coast of British Columbia are located in a seismically active area, the Company is particularly susceptible to the risk of damage to, or total destruction of, its existing mills and the surrounding transportation infrastructure caused by earthquakes.  Further, the Company’s existing mills are located directly adjacent to the ocean, and the south coast of British Columbia is an area that is susceptible to similar damage caused by tsunamis.  The Company may not be insured sufficiently to cover the total amount of any losses caused by an earthquake or tsunami.  In addition, the Company’s insurance against any losses due to interruptions in its operations due to damage to, or destruction of, its mills caused by earthquakes or tsunamis or to major transportation infrastructure disruptions or other natural events that do not occur on its premises is subject to limits and deductions that may limit the amount recoverable.

Post-Retirement Plan Obligations May Affect the Company’s Financial Condition

The Company maintains a defined benefit pension plan and other post-retirement benefit plans for health care and life insurance.  As at December 31, 2007, the underfunded liability relating to the defined benefit pension plan was $99.4 million and the underfunded liability relating to other post-retirement benefit plans was $219.4 million.  Post-retirement funding requirements are dependent on various factors, including interest rate levels, asset returns, regulatory requirements for funding purposes, and changes to plan benefits.  In 2008, the Company is required by law to make a contribution of $15.4 million in excess of its annual pension expense to satisfy a portion of the underfunded liability of the defined benefit pension plan.  The Company expects to continue to make contributions to fund post-retirement plan obligations and meet legal funding obligations for the defined benefit pension plan.  No assurance can be made that the plans’ underfunded liability will not be materially adverse to the Company in the future.

A Change of Legal Control of the Company Could Be Materially Adverse to the Company

The Company has issued and outstanding US$400 million principal amount of 8.625% senior notes due June 2011 and US$250 million principal amount of 7.375% senior notes due March 2014.  The indentures governing the notes contain covenants relating to, among other things, a “Change of Control Triggering Event” of the Company. A Change of Control Triggering Event means the occurrence of both a “Rating Decline” and a “Change of Control” (as such terms are defined in the indentures).  Upon the Occurrence of a Change of Control Triggering Event, the Company is obligated to make an offer to purchase all outstanding notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date (as defined in the Indentures), in accordance with the procedures set out in the Indentures.  If a “Change of Control” and a “Rating Decline” were to occur, the Company may not have sufficient resources to fund any required repurchase of notes.

12.0	OUTLOOK

Further price increase announcements for most of the Company’s paper products, effective April 1st, will see continued momentum in pricing in the second quarter.  However, demand for the Company’s paper products in North America may be affected by the U.S. economic slowdown.  Despite potentially challenging demand conditions tight market supply is expected to continue, in part due to fibre shortages caused by the ongoing decline in U.S. housing starts and therefore lumber production.

Fibre related production curtailment

After a challenging year in 2007, lumber markets have continued to weaken in 2008.  U.S. single family housing starts and issued permits are down 40% and 35%, respectively, from the prior year. U.S. inventories continue to increase for both existing and new homes and home foreclosures are at record high levels resulting in lumber production declining by 12% to 30% in North America, depending on the region, from their peak levels.  Based on the Company’s current expectations for the level of sawmill curtailments and therefore availability of fibre, management expects the E1 newsprint paper machine, which was curtailed throughout Q1, to remain idled throughout 2008.  This will continue to see the elimination of approximately 39,000 tonnes of newsprint production per quarter for the balance of the year.

Offsetting this to some extent will be the restart of the A4 paper machine at Port Alberni in May, which will result in production of approximately 95,000 tonnes of newsprint for the balance of 2008.  The Company’s pulp business is expected to take the remainder of any fibre related downtime in 2008.  Approximately 150,000 tonnes of  pulp and white top linerboard production is currently anticipated to be curtailed through the balance of the year between our Crofton and Elk Falls pulp operations.

Snowflake Mill

The Company acquired the 375,000 tonne capacity Snowflake recycled newsprint mill effective April 10, 2008, and will begin to consolidate the results of the operation from that date.  While Snowflake is expected to benefit from the newsprint price increases announced for the second quarter, the mill will have 10 days of production downtime in June on both newsprint machines while the Company installs a new drum pulper previously purchased by the mill’s former owner.  The Company will take advantage of this capital-related downtime to perform maintenance work on the mill’s boilers.

Demand and pricing

Specialty printing paper markets are expected to remain tight in 2008.  Coated mechanical markets are expected to remain tight and a US$60 per ton price increase has been announced for April 1, 2008.  Uncoated mechanical markets are expected to strengthen, due to substitution from coated to SC-A paper grades.  In addition, tight supply for coated and SC-A has increased demand for high-bright grades.  A US$60 per ton price increase has been announced for April 1, 2008 for SC, high-bright, and super-bright grades. For directory, demand is expected to remain steady and prices firm through 2008 with annual contracts in place.

Newsprint markets are expected to remain tight as previously announced capacity closures take effect.  However, the downward consumption trend is expected to continue through the year.  A US$60 per tonne price increase has been announced, to be phased in equally over April, May, and June 2008.

Demand for NBSK pulp is expected to remain steady through Q2, 2008.  As a result of increased production and increasing producer inventories during Q1, the Company anticipates pulp prices to moderately soften over the near term.  Linerboard markets are expected to remain mixed through 2008 due to the weak U.S. economy.

Labour negotiations

Approximately three quarters of the Company’s pulp and paper mill employees are members of various local Unions.  Collective agreements with the CEP and PPWC unions expire in April 2008.  The CEP Local 592 maintenance workers and Local 686 paperworkers in the Company’s Port Alberni mill have voted to accept a 5-year tentative agreement subject to the re-start of A4. At this time, the Company is not anticipating a work stoppage will result from 2008 labour negotiations.

Capital spending & other
Capital spending is expected to be approximately $45 million in 2008, including capital spending related to the recently acquired Snowflake mill.

13.0	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company did not make any significant changes in internal control over financial reporting during the most recent interim period ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors.  The Board of Directors has read and approved this MD&A.  Through discussions with management, the Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

A summary of the Company’s regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on pages 62 of the Company’s 2007 Annual Report.  There have been no significant changes to those requirements since December 2007.

14.0	OUTSTANDING SHARE DATA

At April 29, 2008, the Company had 381,753,490 common shares issued and outstanding.

Additional information about the Company including its most recent Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.